Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Weber, Alan Wayne (Last) (First) (Middle) 23 Berkley Avenue (Street) Rye Brook, New York 10573 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 01/03/2003	4. Issuer Name and Ticker or Trading Symbol Allied Holdings, Inc. (AHI)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON STOCK, NO PAR VALUE	879,800(1)(2)	I	(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This amount includes 847,700 shares of Common Stock, no par value, directly owned by JB Capital Partners, L.P. ("JB Capital") and beneficially owned by its partners. JB Capital disclaims beneficial ownership.
(2) This amount includes an aggregate amount of 32,100 shares of Common Stock, no par value, which is held in Alan W. Weber's ("Weber") personal account and the accounts of his children.
(3) Mr. Weber is deemed to beneficially own the securities set forth in (1) and (2) as a General Partner of JB Capital and by virtue of the investment discretion he has over his children's accounts. Mr. Weber disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

* Individually and as a General Partner of JB Capital Partners, L.P.

**	Intentional misstatements || omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Alan W. Weber* **Signature of Reporting Person	01/07/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.